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                             October 4, 2021

       Niccolo de Masi
       Chief Executive Officer
       dMY Technology Group, Inc. IV
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc. IV
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 17,
2021
                                                            File No. 333-258431

       Dear Mr. de Masi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       General

   1. We note that you intend to provide market prices for your securities, please provide this information for the
most recent practicable date in your next amendment.
 Niccolo de Masi
FirstName  LastNameNiccolo
dMY Technology   Group, Inc.de
                            IVMasi
Comapany
October    NamedMY Technology Group, Inc. IV
        4, 2021
October
Page 2 4, 2021 Page 2
FirstName LastName
Questions and Answers About the Business Combination and the Special Meeting, page 14

2. We note your response to comment 13, and reissue our comment in part. Please include a question and answer that discusses the interests of dMY IV's directors and officers in the business combination. In addition, please expand your discussion to disclose the price the
         Sponsor paid for the Private Placement Warrants as disclosed on page 52, and provide the total amount that will be paid to the Sponsor for office space as of the most recent practicable date as disclosed on page 53.
Background to the Business Combination, page 148

3. Please revises to elaborate on the negotiation of the minimum cash and size of the PIPE.
         Please also update this section to reflect the Additional PIPE Shares. Certain Projected Information, page 157

4. We note your response to prior comment 25. Please revise to include assumptions reflected in your Investor Presentation filed as exhibit 99.2 to your Form 8-K filed July 7,
         2021. For example, please elaborate on the projected revenues in existing and new verticals.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 200

5. We note your response to prior comment 28 where you state that the only two variables that cause the settlement to differ are (1) the 20-day volume weighted average price of your common stock, or (2) the sales price in a change of control transaction. Your response goes on to state that, in the event of a change in control, the fair value of your stock is determined to be the amount that a third party pays to acquire you. We note that it appears a change of control event could also include a situation where an offer is made for the total value of your assets, rather than an offering price on a per-share basis. In such a situation, it seems that movement in your outstanding shares up through the offer date could impact the determination of the per share price being derived for the offer value. Please tell us how the contractual terms of your agreement would determine how the price per share is calculated in a situation where a change in control event involves an offer being made for the total value of your assets. For example, please clarify whether the price per share is calculated by dividing the transaction price by the number of outstanding shares that includes, or excludes, the shares issuable under the earn-out agreement. As part of your response, please specifically address how you determined the method, or each of the methods, if applicable, that the contract may permit the price per share to be determined is consistent with your conclusion that the earn-out agreement is indexed to your stock under ASC 815-40-15.
 Niccolo de Masi
FirstName  LastNameNiccolo
dMY Technology   Group, Inc.de
                            IVMasi
Comapany
October    NamedMY Technology Group, Inc. IV
        4, 2021
October
Page 3 4, 2021 Page 3
FirstName LastName
Non-GAAP Information, page 247

6. We have reviewed the revised disclosure you provided in response to prior comment 31.
         It continues to be unclear how your measure of Adjusted EBITDA less Capital
         Expenditures provides information that is used to assess your financial performance and useful information to investors considering that it deducts specific investing cash outflows from a measure of adjusted income prepared on an accrual basis. Please explain in greater detail how Adjusted EBITDA less Capital Expenditures is used to assess your financial performance and how it provides useful information to investors.
7. We note the presentation of your non-GAAP financial measures precedes the discussion of your GAAP operating results. Please revise your disclosures to provide equal or greater prominence of the comparable GAAP measures. Refer to Question
102.10 of the
         updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Material U.S. Federal Income Tax Considerations, page 300

8. We note that the parties intend for the Business Combination to constitute an integrated
         transaction that qualifies as a    reorganization    within the
meaning of Section 368(a) of the
         Internal Revenue Code of 1986. Please revise to have counsel clearly opine on the material tax consequences of the Business Combination, particularly whether the Business
         Combination will qualify as a tax-free reorganization under Section 368(a). Please revise your disclosure in this section to clearly identify and articulate the opinions being rendered as to the material federal tax consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not"
         opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a "will" opinion. Refer to Staff Legal Bulletin No.
19. Please update
         your risk factor and Q&A section accordingly. Please also update your exhibit index to
         include your tax opinion.
Audited Consolidated Financial Statements of Planet Labs Inc.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-47

9.       We have reviewed your response to comment 34. Please revise your disclosures to
         specify why you recognize revenues related to the download of existing or archive imagery content at the commencement of the contract. See ASC 606-10-50-12.
 Niccolo de Masi
FirstName  LastNameNiccolo
dMY Technology   Group, Inc.de
                            IVMasi
Comapany
October    NamedMY Technology Group, Inc. IV
        4, 2021
October
Page 4 4, 2021 Page 4
FirstName LastName
        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing